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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number:  0-21403

                           NOTIFICATION OF LATE FILING

         (Check One):  [  ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

         For Period Ended:  December 31, 2001
                            -----------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------
                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant          Voxware, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)

                                              168 Franklin Corner Road
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City, state and zip code  Lawrenceville, New Jersey 08648
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

                  Voxware, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q for the Quarter Ended December 31, 2001 (the "Form 10-Q") without unreasonable effort or expense because management of the Company has been utilizing much of its efforts in attempting to raise capital. The Form 10-Q is currently being prepared and will be filed no later than the 5th calendar day following the February 14, 2002 due date of the Form 10-Q.



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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

  Nicholas Narlis                   (609) 514-4100
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      (Name)                                 (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    Please see Exhibit A attached hereto and
forming a part hereof.

                                  Voxware, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2002                   By:   /s/ Nicholas Narlis
                                                -----------------------------
                                                Name: Nicholas Narlis
                                                Title: Senior Vice President and
                                                         Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                                    EXHIBIT A

                                     PART IV
                                OTHER INFORMATION

         (3) For the three months ended December 31, 2001, the Company expects to report that it had revenue of approximately $800,000, an increase of $346,000 from revenue of $454,000 in the comparable quarter last year. The Company also expects to report that, for the three months ended December 31, 2001, it had net loss before amortization and gains on the write-down of warrants to fair value of approximately $1,000,000, an decrease of approximately $964,000 from net loss before amortization and gains on the write-down of warrants to fair value of approximately $1,964,000 in the comparable quarter last year. Net loss per share for the three months ended December 31, 2001 is expected to be not more than $0.08 per share compared to net loss per share of $0.16 for the comparable quarter last year. The Company believes the increase in revenue, net income before amortization and gains on the write-down of warrants to fair value and net income per share was attributable primarily to the Company's change in business focus and the emergence of the VoiceLogistics product suite into the market.



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